EXHIBIT 99.1

Euro Tech Holdings Company Limited Appoints J&S as Auditor for 2022

HONG KONG, January 17, 2023 -- Euro Tech Holdings Company Limited (“Euro Tech” or the “Company”) (NASDAQ: CLWT) announced today that it has appointed J&S Associate (“J&S”) as the independent registered public accounting firm to audit Euro Tech’s consolidated financial statements for the fiscal year ending December 31, 2022.

J&S is headquartered in Malaysia and will be subject to the inspection of the Public Company Accounting Oversight Board of the United States (PCAOB). The appointment of J&S has been approved by the Audit Committee and the Board of Directors of Euro Tech. Euro Tech’s engagement of J&S as independent auditor completes its process to identify and appoint an independent public accounting firm subject to inspection by the PCAOB, in order to enable Euro Tech to comply with provisions of the U.S. Holding Foreign Companies Accountable Act of 2020 (HFCAA).

Euro Tech expects that, upon issuance of consolidated financial statements for the fiscal year ended December 31, 2022 that have been audited by J&S, Euro Tech would no longer appear on the SEC’s “Conclusive list of issuers identified under the HFCAA,” and would no longer be subject to the related delisting guidelines of the HFCAA.

About J&S Associate

J&S is a Malaysia-based audit firm registered with Malaysian Institute of Accountants (MIA) and the PCAOB. The management team of J&S has approximately 25 years of experience in the financial world.

Forward-Looking Statements

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “would,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “in progress,” “goal,” “guidance expectations” and similar statements are identified. Forward-looking statements contained in this release relate to, among other things, the Company’s ongoing compliance with the HFCAA. Readers should not place undue reliance on such forward-looking statements, which are based upon the Company’s beliefs and assumptions as of the date of this release. The actual results could differ materially due to risk factors and other items described in more detail in the “Risk Factors” section of the Company’s Annual Reports and other filings filed with the U.S. Securities and Exchange Commission (the “SEC”) (copies of which may be obtained at www.sec.gov). Subsequent events and developments may cause these forward-looking statements to change. The Company specifically disclaims any obligation or intention to update or revise these forward-looking statements as a result of changed events or circumstances that occur after the date of this release, except as required by applicable law.

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For further information, please contact:

David Leung, CEO, or

Jerry Wong, CFO

Tel: 852-2814-0311

Fax: 852-2873-4887

Website: http://www.euro-tech.com

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